Benacquista Expands Websales and Marketing Presence with Monarch

San Diego —September 23, 2005—(PRNEWSWIRE) Benacquista Galleries, Inc. (OTC BB: BAQG) announced today that it had contracted with marketing firm Monarch Consulting LLC to provide a range of marketing and communication services. “Benacquista has been preparing for this moment for a long time. We have had a website and the site has allowed e-commerce capabilities, but we have always felt that we could do better. With the addition of a robust streamlined Ebay store and the sophisticated Google Ad Words implementation that Monarch will provide, I am confident that our web sales presence will be substantially improved. In addition, Monarch’s marketing and communications savvy will help us to get the word out about the unique art and unique customer philosophy behind Benacquista Galleries.” concluded Benacquista President and Chief Executive Officer, James Price.

“Right now, when someone finds their way to our site, they can find a stunning, unique painting like Attachment to Pastiche by Rafal Olbinski. They are finding a unique piece of artwork. Although there are more than 33,000 entries on google.com for Rafal Olbinski, there is only one site on the entire Internet where you can actually view this painting, and of course also purchase it. I believe that Monarch will be critical in helping us spread the message that a special, transcendent, sublime, unique collection of art infused with an authenticity and an aesthetic sensibility can be found at www.benacquistagalleries.com. I believe that this agreement represents a watershed moment for us in our plans to reach out to consumers in the art world with a unique voice and style, one that has been sorely missing from some of the visually dissonant, cluttered, overstuffed, heavily commercialized art websites that many customers find unsatisfying.” Concluded Price.

About Benacquista Galleries, Inc.
Benacquista Galleries, Inc. (www.benacquistagalleries.com) specializes in making accessible valuable artistic creations that inspire and improve lives. Benacquista offers moving and inspiring works of art for sale on it’s website. Benacquista also plans to expand it’s offering of inspiring creative works through the possible development of brick and mortar art galleries or through broadening the range of beautiful, inspiring and profound products that it sells. Ultimately, Benacquista is a company whose mission is to improve the opportunity for the expression of greatness within the human soul by showcasing profoundly moving works of art or other works of great value.

Forward looking statement
This press release contains certain forward-looking statements. Investors are cautioned that certain statements in this release are "forward-looking statements" and involve both known and unknown risks, uncertainties and other factors. Such uncertainties include, among others, certain risks associated with the operation of the company described above. The company's actual results could differ materially from expected results.

Contact:
James Price, 1-410-303-9879